Exhibit 99.1

Form 51-102F3
Material Change Report
Item 1.	Name and Address of Company
Entrée Gold Inc. (the "Company" or "Entrée")
Suite 1201 – 1166 Alberni Street
 Vancouver, BC  V6E 3Z3
Item 2.	Date of Material Change
November 16, 2015
Item 3.	News Release
The News Release dated November 16, 2015 was disseminated via Marketwired's Canadian and U.S. Investor Network.
Item 4.	Summary of Material Change
On November 16, 2015, the Company announced that Greg Crowe is departing the Company to pursue other opportunities and Stephen Scott has been appointed as the interim Chief Executive Officer of the Company effective November 16, 2015.
Item 5.	Full Description of Material Change
5.1  Full Description of Material Change
On November 16, 2015, the Company announced that Greg Crowe is departing the Company to pursue other opportunities. With the pending departure of Greg Crowe, Entrée's Board undertook a search for a new interim CEO and is pleased to announce the appointment of Stephen Scott as the interim Chief Executive Officer of the Company effective November 16, 2015.  Mr. Crowe will work with the new CEO to affect a seamless transition. The Company thanks Mr. Crowe for his many contributions throughout his tenure as CEO.
Mr. Scott has more than twenty five years global experience in all mining industry sectors.  Most recently he was the Chief Executive Officer of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with Rio Tinto and currently serves on the board of directors of a number public and private mining companies.
Entrée's Chairman, Lord Michael Howard, stated: "We are grateful to Greg for his commitment and numerous contributions to the success of the Company."  Lord Howard further stated: "We are very pleased to add Stephen and his wealth of knowledge and experience in the global mining industry to our management team at Entrée.  We look forward to his assuming a leadership role with the Company and helping to shape the future of Entrée".

5.2  Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.
Item 7.	Omitted Information
Not Applicable.
Item 8.	Executive Officer
Susan McLeod, Vice President, Legal Affairs
 604.687.4777
Item 9.	Date of Report
Dated at Vancouver, BC, this 25th day of November, 2015.